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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Sanmina-SCI Corporation
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Zero Coupon Convertible Subordinated Debentures due 2020
(Title of Class of Securities)

800907AD9
800907AC1
(CUSIP Numbers of Class of Securities)

Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, California 95134
(408) 964-3500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher D. Mitchell, Esq.
Michael A. Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$399,999,900	$47,080

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $735,632,000 aggregate principal amount at maturity of outstanding Zero Coupon Convertible Subordinated Debentures due 2020 are purchased at a price of $543.75 for each $1,000 principal amount at maturity. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$47,080	Filing Party:	Sanmina-SCI Corporation
Form or Registration No.:	Schedule TO	Date Filed:	February 17, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 (the "Amendment") to the Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Sanmina-SCI Corporation, a Delaware corporation (the "Company"), to purchase up to $735,632,000 aggregate principal amount at maturity of its outstanding Zero Coupon Convertible Subordinated Debentures due 2020 (the "Debentures") at a purchase price of $543.75 for each $1,000 principal amount at maturity of Debentures. This Amendment is being filed by the Company. The Company's offer for the Debentures is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, with respect to the Debentures, as amended or supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The Offer will expire at 12:00 midnight, New York City time, on Friday, March 18, 2005, unless extended or earlier terminated by us. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and the disclosure requirements of Rule 13e-4(d)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        All of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in this Amendment in response to all applicable items in the Schedule TO, except that such information is herby amended and supplemented to the extent specifically provided for herein.

Item 4.    Terms of the Transaction.

Item 7.    Source and Amount of Funds and Other Consideration.

        Item 4 and Item 7 of the Schedule TO, and those sections of the Offer to Purchase that make reference to the Financing Condition (as defined in the Offer to Purchase), are amended and supplemented by the following information:

        The Company's obligation to accept and pay for Debentures properly tendered in the Offer is conditioned upon, among other things, the closing of a financing involving the sale of at least $400 million aggregate principal amount of the Company's senior subordinated notes, which condition is referred to in the Offer to Purchase as the Financing Condition. On February 24, 2005, the Company closed the sale of $400 million aggregate principal amount of its 6 3/4% Senior Subordinated Notes due 2013, thereby satisfying the Financing Condition and therefore making the Offer no longer subject to such condition. The Offer remains subject to the other conditions set forth in the Offer to Purchase.

Item 11.    Other Information.

        The information set forth in the Offer to Purchase under the heading "Documents Incorporated by Reference" is hereby amended and supplemented to add the following line at the end of the bullet-point list in the first paragraph thereof:

  •
  Our Current Report on Form 8-K filed on February 24, 2005.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(b)	Indenture, dated as of February 24, 2005, among the Company, certain guarantors and U.S. Bank National Association, as Trustee, incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed on February 24, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANMINA-SCI CORPORATION
By:	/s/ DAVID L. WHITE
Name:	David L. White
Title:	Executive Vice President of Finance and Chief Executive Officer

Dated: February 24, 2005

2

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase dated February 17, 2005.*
(a)(1)(B)	Letter of Transmittal dated February 17, 2005.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*
(a)(5)(A)	Press Release entitled "Sanmina-SCI Announces Tender Offer to Repurchase Zero Coupon Convertible Subordinated Debentures due 2020," issued by Sanmina-SCI Corporation, dated February 17, 2005.*
(b)	Indenture, dated as of February 24, 2005, among the Company, certain guarantors and U.S. Bank National Association, as Trustee, incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed on February 24, 2005.
(d)(1)	Indenture, dated as of September 12, 2000, between the Company and Wells Fargo Bank, N.A., as successor by merger to Wells Fargo Bank Minnesota, National Association, as Trustee, incorporated by reference from Exhibit 4.1 of the Company's Registration Statement on Form S-3 filed on November 20, 2000.*
(d)(2)	Registration Rights Agreement, dated as of September 12, 2000, between the Company and the placement agents named therein, incorporated by reference from Exhibit 4.3 of the Company's Registration Statement on Form S-3 filed on November 20, 2000.*
(g)	None.
(h)	None.

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 4. Terms of the Transaction.
  Item 7. Source and Amount of Funds and Other Consideration.
  Item 11. Other Information.
  Item 12. Exhibits .
SIGNATURE
INDEX TO EXHIBITS